PROXY VOTING

AUGUST 2018

Purpose

Fisher Investments (“FI”) has adopted procedures to implement the firm’s requirement on proxy voting to monitor and ensure the firm’s requirement is observed, implemented properly and amended or updated, as appropriate, which may be summarized below.

Responsibility

The Portfolio Management Executive Vice President and the Research Group Vice President has the overall responsibility for monitoring this policy and procedure. The Securities Team Leader is responsible for coordinating the development, implementation, review and update of this policy and procedure as well as for enforcing this policy and procedure. The Legal and Compliance Department is responsible for the testing adherence to this policy and procedure.

Procedure

1	Review

1.1	Proxy Voting Committee

1.1.1	Function

FI’s Proxy Voting committee (the “Committee”) oversees all aspects of FI Proxy Voting and serves as the control point for all decisions relating to Proxy Voting. The Committee must review and approve proxy voting policies and procedures annually.

1.1.2	Membership

The members of the Committee are the Chief Compliance Officer (CCO), the Executive Vice President of Portfolio Management and member of the IPC, the Research Group Vice President, the Investment Operations Group Vice President, the Securities Team Leader, and the Securities Operations Team Leader.

1.1.3	Meetings

The Committee meets quarterly during the calendar year and as needed at other times during the year to administer these Proxy Voting Policies and Procedures.

1.2	Periodic Reviews

Each quarterly meeting the Committee reviews and analyzes FI’s Proxy Voting record versus the recommendations of the third party proxy voting service, Institutional Shareholder Services (ISS).

The Committee’s review findings with respect to the adequacy and effectiveness of these Proxy Voting Policies and Procedures and any proposed changes thereto are documented in the meeting minutes and kept in the Committee’s records.

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Proxy Voting

2	Voting Procedures

During the new account set-up process, custodians are directed to send proxy ballots directly to ISS. ISS generally handles the operational tasks related to proxy voting, including ballot information collection and vote submissions. ISS also is utilized for recordkeeping and recording services. The Securities Operations Team reconciles share discrepancies for model holdings between FI’s internal systems and ISS to ensure accurate voting, and confirms voting success with ISS for every applicable voting ballot. In the event the proxy ballots are sent to FI, the receiving employees will forward any proxy materials received on behalf of clients to the Securities Operations Team to determine which client accounts hold the security to which the proxy relates. The Securities Operations Department receives and reconciles the proxies. Absent material conflicts, under the supervision of the Research Group Vice President or his delegate, FI should vote the proxy in accordance with applicable voting guidelines defined below.

3	Disclosures

FI provides information in its Form ADV Part 2 summarizing the proxy voting policy and procedures, including a statement that clients may request information regarding how FI voted a client’s proxies, and that clients may request a copy of these policies and procedures.

4	Voting Guidelines

Many proxy issues fall into well-defined, standardized categories, and as a result we have developed guidelines in conjunction with ISS for these categories. We currently work with ISS to further refine our Guidelines and to track and vote our clients’ proxies according to these Guidelines. While FI’s IPC utilizes ISS for shareholder vote recommendations, they reserve the right to override ISS recommendations as they see fit. Any IPC override is logged by the Securities Team Leader and reported to the Proxy Committee on a quarterly basis.

The Committee conducts an annual due diligence analysis on ISS, which includes a review of ISS’ SSA16 audit report and an annual visit with ISS to review any pertinent procedural updates or changes to their proxy voting guidelines. Furthermore, the Securities Operations and the Securities Analysis Team Leaders perform an annual review of the proxy voting recommendations of select strategies at the end of the first quarter to ensure ISS recommendations are in line with our overall voting guidelines.

FI votes proxies according to environmental resolution guidelines, as developed and maintained by Institutional Shareholder Services Inc. (ISS) in the Fisher Investments ESG strategies and in select accounts given account specific mandates regarding voting in accordance with ESG principles.

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Proxy Voting

5	Exceptions

There may be issues that will cause us to deviate from our standard voting policies. Our proxy voting process includes analysis and review of every proxy in order to determine how to vote an issue, including voting against our policies, on a case by case basis. The IPC reserves the right to direct a vote against any of these policies in its discretion.

In the case of unique or novel proposals, it is our policy to analyze the issues on a case by case basis, voting in favor of what we consider in the best interests of shareholders. Most often we expect to support management’s positions on such issues – but not always.

5.1	Conflicts of Interest

Where a proxy proposal raises what we regard as a material conflict of interest between our interests and the client’s, including a mutual fund client, we will resolve such a conflict in the manner described below:

5.1.1	Vote in Accordance with the Guidelines.

To the extent that we have little or no discretion to deviate from the Guidelines with respect to the proposal in question, we will vote in accordance with the Guidelines.

5.1.2	Use an Independent Third Party.

To the extent that we have discretion to make a case-by-case decision under the Guidelines or to deviate from the Guidelines with respect to the proposal in question, we will forward proxy materials in which we have a conflict of interest, as determined by the IPC, regarding a particular action to an independent third party for review and a voting recommendation. Where such independent third party’s recommendations are received on a timely basis, we will vote all such proxies in accordance with such third party’s recommendation (or allow the third party to cast the vote on our behalf). If the third party’s recommendations are not received in a timely manner, we will abstain from voting the securities held by that client’s account.

5.1.3	Obtain Consent of Clients.

Instead of relying on an independent third party we may instead, in certain circumstances where we have a material conflict of interest, disclose the conflict to the relevant clients and obtain their consent to the proposed vote prior to voting the securities. The disclosure to the client will include sufficient detail regarding the matter to be voted on and the nature of our conflict that the client would be able to make an informed decision regarding the vote. When a client does not respond to such a conflict disclosure request or denies the request, we will abstain from voting the securities held by that client’s account.

5.2	Limitations

In certain circumstances, in accordance with a client’s investment advisory contract (or other written directive) or where we have determined that it is in the client’s best interest, we will not vote proxies received. Such instances are documented and coded in FIN. The following are some circumstances where we may limit our role in voting proxies received on client securities:

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Proxy Voting

5.2.1	Client Maintains Proxy Voting Authority:

Where client specifies in writing that it will maintain the authority to vote proxies itself or that it has delegated the right to vote proxies to a third party, we will not vote the securities and will direct the relevant custodian to send the proxy material directly to the client.

5.2.2	Terminated Account:

Once a client account has been terminated in accordance with its investment advisory agreement, we will not vote any proxies received after the termination. It is the client’s responsibility to direct the custodian (or a specified third party) to vote all outstanding and future ballots for action.

5.2.3	Limited Value:

If we conclude that the value of a client’s economic interest or the value of the portfolio holding is indeterminable or insignificant, we may abstain from voting a client’s proxies. We do not vote proxies received for securities which are no longer held by the client’s account. In addition, we may decline to vote securities where the economic value of the securities in the client account is less than [$1,000].

5.2.4	Securities Lending Programs:

When securities are out on loan, they are transferred into the borrower’s name and are voted by the borrower, in its discretion. However, where we determine that a proxy vote is materially important to the client’s interest, we may recall the security.

5.2.5	Unjustifiable Costs:

In certain circumstances, after doing a cost-benefit analysis, we may abstain from voting where the cost of voting a client’s proxy would exceed any anticipated benefits (or disadvantages) of the proxy proposal.

5.2.6	Share Blocking

When share blocking (especially certain foreign issues) is detrimental to investment flexibility, we may abstain from voting.

5.2.7	Late Receipt of Proxies

When proxies are not received in time, especially from foreign issuers, we may not be able to vote proxies.

5.2.8	Other

In countries where the ability to vote proxies is difficult due to disclosure requirements, timing and attendance of shareholder meetings, vote preparation and execution among others, i.e. Denmark, voting efforts are done on a reasonable effort basis.

6	Response to Request

All private client requests for information regarding proxy votes, or policies and procedures, received by any employee should be elevated to the Correspondence and Resolution Team (CRT). CRT will elevate requests regarding proxy votes to Securities Operations and requests regarding policies and procedures to Compliance.

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Proxy Voting

In response to any proxy related request, CRT will prepare a written response to the client with the information requested, and as applicable will include the name of the issuer, the proposal voted upon, and how FI voted the client’s proxy with respect to each proposal about which client inquired.

All requests from Institutional clients regarding proxy policies and procedures are elevated to Compliance. Requests in regard to proxy voting are elevated to Securities Operations.

7	Recordkeeping

In accordance with Rule 204-2 under the Advisers Act, we will maintain for the time periods set forth in the Rule:

(i)	this Proxy Voting and Corporate Action Policy, and all amendments thereto;

(ii)	all proxy statements received regarding client securities (provided, however, that we may rely instead on the proxy statement filed and retained on EDGAR);

(iii)	a record of all votes cast on behalf of clients;

(iv)	records of all client requests for proxy voting information as well as Fisher Investment’s response;

(v)	any documents we prepared that were material to making a decision how to vote or that memorialized the basis for the decision (paper or electronic form); and

(vi)	all records relating to requests made to clients regarding conflicts of interest in voting a proxy.

FI utilizes the resources of ISS to maintain many of these records, and have received a written undertaking from ISS to provide a copy of all such records promptly upon our request.

FI will enter into arrangements with all mutual fund clients to assist in the provision of all information required to be filed by such mutual fund on Form N-PX.

In certain capacities where FI acts in a sub-advisory capacity for an unaffiliated fund, FI and/or ISS may keep records in excess of Rule 204-2 time requirements as feasible upon client request.

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